EXHIBIT 99.1

Codere Online Reports Financial Results for the Fourth Quarter and Full Year 2022

  Total revenue was €35.6 mm in Q4 2022, while net gaming revenue was €37.7 mm in the period, in both cases 70% above Q4 20211. 2022 net gaming revenue reached €122.9 mm, 48% above 2021.
  Mexico revenue was €14.5 mm in Q4 2022, while net gaming revenue was €16.3 mm in the period, more than double that of Q4 2021.
  Spain revenue (and net gaming revenue) reached €17.8 mm in Q4 2022 (42% above Q4 2021).
  Net loss was €17.4 mm in Q4 2022 and €45.9 mm in 2022.
  Total cash position of nearly €54 mm as of December 31, 2022.
  Net gaming revenue and Adjusted EBITDA outlook for 2023 of between €140-150 mm and negative €20-30 mm, respectively.

Madrid, Spain and Tel Aviv, Israel, February 28, 2023 – (GLOBE NEWSWIRE) Codere Online (Nasdaq: CDRO / CDROW, “the Company”), a leading online gaming operator in Spain and Latin America, has released its financial results for the fourth quarter and year ended December 31, 2022.

Below are the main financial and operating metrics of the period.

	Quarter ended December 31			Year ended December 31
	2021	2022	Chg. %	2021	2022	Chg. %

Net Gaming Revenue (EUR mm)
Spain	12.6	17.8	42%	49.8	60.0	21%
Mexico	7.9	16.3	106%	27.9	51.1	83%
Colombia	1.5	2.3	56%	4.6	7.9	72%
Other(1)	0.3	1.3	n.m.	1.0	3.9	n.m.
Total	22.2	37.7	70%	83.2	122.9	48%

Avg. Monthly Active Players (000s)[2]
Spain	38.2	41.3	8%	38.3	38.1	(0%)
Mexico	26.3	50.8	93%	24.2	38.5	59%
Colombia	26.0	38.5	48%	20.1	28.7	43%
Other(1)	1.8	11.2	n.m.	1.0	7.9	n.m.
Total	92.2	141.8	54%	83.6	113.1	35%

Moshe Edree, CEO of Codere Online, stated, “We are reporting better than expected Q4 and full year 2022 performance, with net gaming revenue growing by 70% in the quarter and reaching €123 mm for the full year. This success is a testament to our team's dedication and focus on delivering an unparalleled online gaming experience for our customers. The World Cup undoubtedly played a significant role in keeping existing customers engaged but also attracting new customers during this quarter in which we had 54% more active players than in the same period of 2021.”

Mr. Edree further added, “In Mexico, net gaming revenue more than doubled from the prior year quarter, and was over €50 mm for the full year. Meanwhile, in Spain, we achieved a significant 42% growth in net gaming revenue, reflecting our unwavering commitment to this market and to providing best-in-class products and experiences to our customers. These achievements underscore the effectiveness of our growth strategy and our ability to successfully deploy marketing spend.”

Oscar Iglesias, CFO of Codere Online stated, “We are pleased to have exceeded our 2022 net gaming revenue outlook of €115-120 mm and follow through on our commitment to investors in our first year as a public company. For 2023, we aim to generate between €140-150 mm of net gaming revenue while cutting our Adjusted EBITDA loss by half, to negative €20-30 mm, and expect to be EBITDA and cash flow positive (for the full year) in 2024. We continue to be very excited about the future and the opportunities that lie ahead, particularly in Argentina, where we are making significant progress towards starting operations in several new regions this year. We are confident in our ability to execute on our plans and continue delivering sustainable growth for our shareholders.”

Recent Events

Management changes:

  Moshe Edree will be stepping down from his position as CEO on March 1st, but will continue to be involved in the company as Executive Vice Chairman of the Board;
  Our current COO, Aviv Sher, will be taking over as CEO, effective on the same date. Mr. Sher brings over 15 years of experience in the industry and has previously served as COO of NeoGames and CEO of Prime Gaming;
  Regarding his departure as CEO, Mr. Edree stated: “I am very proud of what we have accomplished together in our first year as a public company, and I am grateful for the opportunity to have served as CEO during such a critical phase of expansion and growth. Aviv and I have been working together for over a decade and he has played a critical role in our success. I have full confidence in his leadership and his ability to build on our achievements, and take the company to even greater heights”;
  Patrick Ramsey, Chairman of Codere Online’s Board of Directors, further added: “We are grateful to Moshe for his valuable contribution over these years. We look forward to continue working with him in his new role while we welcome Aviv and wish him the best leading the company into the future.”

Licenses in Argentina:

  We expect to begin operations in the Province of Córdoba in 2023 and continue pursuing licenses in both the Provinces of Buenos Aires and Mendoza, where we recently participated in the tender process.

Sale of Italian business:

  After evaluating a number of strategic alternatives with respect to our non-core Italian business, including a potential wind down of our operations, we completed the sale3 of our Italian subsidiary on December 30, 2022, thereby finalizing our exit from the market.

Conference Call Information

Codere Online’s management will host a conference call to discuss the results and provide a business update at 8:30 am US Eastern Time today, February 28, 2023. Dial-in details as well as the audio webcast and presentation will be accessible on Codere Online’s website at www.codereonline.com. A recording of the webcast will also be available following the conference call.

Reconciliation of Revenue (IFRS) to Net Gaming Revenue (non-IFRS)

	Quarter ended December 31			Year ended December 31
Figures in EUR mm	2021	2022	Chg. %	2021	2022	Chg. %

Total

Revenue	21.0	35.6	70%	80.0	115.7	45%
(-) Greenplay[4]	(0.1)	-	n.m.	(0.4)	-	n.m.
(+) Accounting Adjustments[5]	1.3	2.1	62%	3.6	7.2	n.m.
Net Gaming Revenue	22.2	37.7	70%	83.2	122.9	48%

Spain

Revenue	12.6	17.8	42%	49.8	60.0	21%
(+) Accounting Adjustments	-	-	n.m.	-	-	n.m.
Net Gaming Revenue	12.6	17.8	42%	49.8	60.0	21%

Mexico

Revenue	7.0	14.5	107%	24.9	45.5	83%
(+) Accounting Adjustments	0.9	1.8	101%	2.9	5.6	89%
Net Gaming Revenue	7.9	16.3	106%	27.9	51.1	83%

Colombia

Revenue	1.1	2.4	n.m.	4.0	7.0	76%
(+) Accounting Adjustments	0.4	(0.1)	n.m.	0.6	0.9	42%
Net Gaming Revenue	1.5	2.3	56%	4.6	7.9	72%

Other

Revenue	0.3	0.9	n.m.	1.4	3.2	n.m.
(-) Greenplay	(0.1)	-	n.m.	(0.4)	-	n.m.
(+) Accounting Adjustments	-	0.4	n.m.	-	0.7	n.m.
Net Gaming Revenue	0.3	1.3	n.m.	1.0	3.9	n.m.

About Codere Online
Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

About Codere Group
Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Note on Rounding. Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures.

Forward-Looking Statements
Certain statements in this document may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S.A. and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue; any prospective and illustrative financial information; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Financial Information and Non-GAAP Financial Measures
Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

This document includes certain financial measures not presented in accordance with U.S. GAAP or IFRS (“non-GAAP”), such as, without limitation, net gaming revenue. These non-GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U.S. GAAP or IFRS. You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non-GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material.

Codere Online believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Reconciliations of non-GAAP financial measures to their most directly comparable measure under IFRS are included herein.

This document may include certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U.S. GAAP or IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable U.S. GAAP or IFRS measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections
This document contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and adjusted EBITDA. Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this document, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this document. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this document should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC.

Preliminary Information
This document contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”). The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm. This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online’s independent auditors. Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information. During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material. Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this document as a result of new information, future events or otherwise, except as otherwise required by law. The Preliminary Information may differ from actual results. Therefore, you should not place undue reliance upon this Preliminary Information. The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period.

No Offer or Solicitation
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Trademarks
This document may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Industry and Market Data
In this document, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third-party sources, which it believes to be reliable. Codere Online has not independently verified the accuracy or completeness of any such publicly-available and third-party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this document. You are cautioned not to give undue weight to such industry and market data.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codere.com
(+34)-628-928-152

1 Q4 2021 and FY 2021 figures exclude our .com business (Greenplay), which was sold on December 31, 2021. Net Gaming Revenue is a non-GAAP measure; see reconciliation between revenue and net gaming revenue at the end of the report.
2 Average Monthly Active Players include real money (i.e. exclude free bets) sports betting and casino actives and will differ from certain prior period reports which only included real money sports betting actives.
3 Proceeds from the sale were not material.
4 Reflects Revenue from our former .com business, which we sold on December 31, 2021 and have excluded for comparability purposes.
5 Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.